SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

                             For the month ended December 31, 2002

OR

                            [        ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

                            EXCHANGE ACT OF 1934

                            For the transition period from ___ to ___

                            Commission File No. 1 - 6033

A.	United Airlines Flight Attendant 401(k) Plan
(Full title of the Plan)

United Air Lines, Inc.
(Employer sponsoring the Plan)

B.	UAL Corporation
(Issuer of the shares held pursuant to the Plan)
1200 East Algonquin Rd., Elk Grove Township, Illinois
Mailing Address: P.O. Box 66100, Chicago, Illinois 60666
(Address of principal executives offices)

UNITED AIRlINES
FLIGHT ATTENDANT 401(k) PLAN

TABLE OF CONTENTS
Page

INDEPENDENT AUDITORS' REPORT	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001
AND FOR THE UEAR ENDED DECEMBER 31, 2002

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

  NOTE: Supplemental schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required. INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
United Air Lines, Inc.:

We have audited the accompanying statement of net assets available for benefits of the United Airlines Flight Attendant 401(k) Plan (the "Plan"), formerly United Air Lines, Inc. Flight Attendant Employees' 401(k) Retirement Savings Plan, as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for plan benefits of the Plan as of December 31, 2001 was audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on that financial statement in their report dated May 15, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the United Airlines Flight Attendant 401(k) Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, United Air Lines, Inc. (the Plan Sponsor) has filed for reorganization under Chapter 11 of the United States Bankruptcy Code.

/s/Deloitte & Touche LLP
Deloitte & Touche LLP
Chicago, Illinois

June 30, 2003

UNITED AIRLINES
FLIGHT ATTENDANT 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
(In thousands)

	2002	2001

ASSETS:
Plan Interest in United Air Lines, Inc. 401(k) Plans
Master Trust	$ 879,372	$ 1,030,166
Participant contributions receivable	12	1

Total assets	879,384	1,030,167

LIABILITIES:
Accrued expenses	(11)	(26)
Contributions refundable (Note 1)		(832)

Total liabilities	(11)	(858)

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$ 879,373	$ 1,029,309
See notes to financial statements
UNITED AIRLINES
FLIGHT ATTENDANT 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002
(In thousands)

ADDITIONS:
Participant contributions	$ 57,347

DEDUCTIONS:
Plan interest in United Air Lines, Inc. 401(k) Plans
Master Trust investment loss:
Net depreciation in fair value of investments	(190,063)
Dividends	6,651
Interest	14,179

Net investment loss	(169,233)

Benefits paid to participants	(37,922)
Administrative expenses	(90)
Net transfers to other plans (Note 2)	(38)

Total deductions	(207,283)

DECREASE IN NET ASSETS	(149,936)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,029,309

End of year	$ 879,373

See notes to financial statements

UNITED AIRLINES

FLIGHT ATTENDANT 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

1. DESCRIPTION OF PLAN

The following description of the United Airlines Flight Attendant 401(k) Plan (the "Plan") is for general information purposes only. Participants should refer to the Plan Document for more complete information.

General and Plan Participants - The Plan is a defined contribution plan covering all employees of United Air Lines, Inc. ("United" or the "Company") classified as flight attendants and who are represented by the Association of Flight Attendants. Employees are eligible to become participants on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective January 1, 2002, the name of the plan changed to United Airlines Flight Attendant 401(k) Plan from the United Air Lines, Inc Flight Attendant Employees' 401(k) Retirement Savings Plan.

Bankruptcy of Plan Sponsor - The accompanying financial statements have been prepared assuming that the Plan will continue as a going concern. On December 9, 2002, United Air Lines, Inc. (the "Plan Sponsor" or the "Debtor") filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division.

The Debtor continues to operate its business as a "debtor-in-possession" under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure and applicable court orders. In general, as a debtor-in-possession, the Debtor is authorized under Chapter 11 to continue to operate as an ongoing business, but may not engage in transactions outside the ordinary course of business without the prior approval of the Bankruptcy Court.

Should the Plan be terminated, the Plan would be liquidated subject to the terms of ERISA (see Note 5, Plan Termination). The Plan assets are not subject to creditor claims.

Contributions - Eligible employees may elect to contribute to the Plan, in multiples of 1%, any percentage of their covered pretax earnings, up to 30% (25% prior to April 1, 2002), subject to a maximum of $11,000 in 2002. Lower limits may apply to certain highly compensated participants if the Plan does not pass certain nondiscrimination tests required by law. Section 415(c) of the Internal Revenue Code limits the total amount of contributions from all qualified defined contribution retirement plans to the lesser of 100% of annual taxable earnings or $40,000. The Plan does not provide for Company contributions. Contributions refundable on the statement of net assets is related to contributions payable to participants that reached the Section 415(c) limit.

Contributions include $382,038 for the year ended December 31, 2002 which were transferred from other qualified plans as rollovers under the Internal Revenue Code Sections 402(c) and 408(d).

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants may elect to invest in one or a combination of the investment funds offered by the Plan. Additionally, they may subsequently change their contribution rate, redesignate the allocation of contributions or transfer existing balances among investment funds, subject to the limits set forth in the Plan. Investment options offered by the Plan during the year were Fidelity Magellan Fund; Fidelity Equity-Income Fund; Fidelity Growth Company Fund; Fidelity Government Securities Income Fund; Fidelity OTC Portfolio; Fidelity Overseas Fund; Fidelity Balanced Fund; Fidelity Asset Manager; Fidelity Asset Manager: Growth; Fidelity Asset Manager: Income; Fidelity Retirement Money Market Portfolio; Fidelity U.S. Bond Index Portfolio Fund; Fidelity U.S. Equity Index PortfolioCommingled Pool; and the Blended Income Fund. These funds are managed by Fidelity or Fidelity Investments (manager of Fidelity Mutual Funds).

Until September 27, 2002, participants had the option to also invest in the UAL Stock Fund, which invested in UAL Corporation stock. Effective September 27, 2002, Aon Fiduciary Counselors, Inc. ("Aon") was appointed by United to act as a named fiduciary of the UAL Stock Fund. Effective December 5, 2002, assets of the UAL Stock Fund were frozen to incoming contributions and exchanges. Aon directed the sale of all units of the UAL Stock Fund, and at December 31, 2002, the balance shown in the UAL Stock Fund represents funds invested in money market funds.

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon, and the balance of a participant's account is nonforfeitable at all times.

Participant Loans -Participants may borrow from their fund accounts up to a maximum of $50,000, or 50 percent of their account balance, whichever is less. The minimum that may be borrowed is $1,000. Loans are charged against each investment fund in the ratio of the value of the participant's interest in each fund to the total value of the participant's interest in all funds and are held in the Loan Fund. The loan is secured by the participant's account balance and is repaid through payroll deductions on an after-tax basis for the term of the loan, which is a minimum of six months to a maximum of sixty months and is subject to a reasonable rate of interest (interest rates ranged from 5.25% to 10.00% at December 31, 2002). Effective October 2, 2002, if the participant takes out a loan for the purchase of the participant's primary residence, the maximum term of the loan is 15 years. The amount repaid is reinvested in the participant's account based on the investment allocations at the time of repayment. Prepayment of the full balance of the loan is allowed after six months from the date of origination without penalty. Participants are able to take out another loan after 12 months from the date the old loan is retired. Effective September 2, 2002, participants may have up to 2 loans outstanding at one time. Upon the employee's termination of employment, a loan not paid in full within 60 days becomes a taxable distribution. Loans in default may be declared due and payable in full immediately, and the Plan administrator may charge the participant's account balances at any time thereafter for the amount of the default. An initial fee of $35 and a quarterly maintenance fee of $2.50 are charged to each participant taking a loan and are automatically deducted from the participant's account

Payment of Benefits - Withdrawals from the Plan may be made as follows, as applicable to the participant's eligibility, amount requested and existing balances:

• Participants who have separated from service (for reasons other than death) may elect payment in the form of a lump sum, periodic distributions, irregular partial distributions or through the purchase of an annuity. Distributions may also be directly rolled over into an IRA or qualified plan. Participants who have terminated employment are able to defer the distribution of the account until April 1 of the next calendar year after reaching age 70-1/2.

• Distributions of accounts due to the death of a participant may be taken by the participant's beneficiary in the form of a lump-sum payment or through the purchase of an annuity, subject to the limitations of the Internal Revenue Code 401(a)(9).

• In-service withdrawals for participants who are actively employed or are absent due to reasons of illness, or approved leave of absence that maintain an employer-employee relationship with United are permitted as follows:

- Hardship withdrawals from 401(k) account, subject to restrictions described in the Plan.

- After reaching age 59-1/2, subject to certain requirements specified in the Plan, all or a portion of the participant's 401(k) account may be withdrawn.

- Upon reaching age 70-1/2, minimum distributions required under Internal Revenue Code 401(a)(9) must be taken no later than April 1 following the calendar year that the participant has reached age 70-1/2. Effective January 1, 1997, active participants that have reached age 70-1/2 may choose to defer distribution until termination of employment.

 If a participant's account has never exceeded $3,500, total distribution of the account will be made in a lump sum payment upon termination of employment or death.

Generally, withdrawals are allocated prorata to the balances of each of the investment funds in the participant's account. Distributions from UAL Stock Fund may be made in cash, or in whole shares of UAL Corporation common stock, with fractional shares distributed in cash.

Trustee and Record Keeper - Fidelity Management Trust Company ("Fidelity") is the Plan trustee and Fidelity Institutional Retirement Services Company is the record keeper of the Plan.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Going Concern - The accompanying financial statements have been prepared assuming that the Plan will continue as a going concern. On December 9, 2002, United, the Plan Sponsor, filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code as described in Note 1.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are held in the United Air Lines, Inc. 401(k) Plans Master Trust (the "Trust"), a master trust that was established for the investment of assets of the Plan and several other plans sponsored by United and administered by the Trustee.

The Trust's investments are stated at fair value except for the Blended Income Fund. The Blended Income Fund includes investment contracts and may also include other income-oriented investments. The contracts held by the Blended Income Fund are fully benefit responsive and, accordingly, have been included in the financial statements at contract value. The fair value of the investment contracts in the Trust at December 31, 2002 and 2001 were $605,670 and $531,011 (in thousands), respectively. The average yield for the year ended December 31, 2002 was approximately 5.69%. The crediting interest rate as of December 31, 2002 and 2001 was approximately 5.16% and 5.79%, respectively.

Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Trust at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Value of Investments - Net appreciation (depreciation) in value of investments includes realized and unrealized gains and losses. Realized and unrealized gains and losses are calculated as the difference between fair value at January 1, or date of purchase if subsequent to January 1, and fair value at date of sale or the current year-end. The unrealized gain or loss on investments represents the Plan's allocable share of the difference between fair value at January 1, or date of purchase, and the fair value at the date of sale or the current year-end plus, where applicable, the change in the exchange rate between the U.S. dollar and the foreign currency in which the assets are denominated from January 1, or the date of purchase, to the date of sale or the current year-end.

Administrative Expenses - Administrative expenses, which are paid by the Plan, represent administrative and investment manager fees charged by Fidelity, accountant fees, and recordkeeping fees charged by Fidelity Institutional Retirement Services Co. Brokerage and other investment fees are included as a reduction of net appreciation (depreciation) in fair value for such investments. United performs certain reporting and supervisory functions for the Plan without charge.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the plan but had not yet been paid at December 31, 2002.

Transfers Between Plans - Transfers between plans reflect the change in employee coverage and transfer of any related balances between this Plan and other defined contribution plans sponsored by United, including the United Airlines Management and Administrative Employee 401(k) Plan and the United Airlines Ground Employee 401(k) Plan.

3. INVESTMENT IN MASTER TRUST

Assets of the Plan are commingled with the assets of the participating United plans consisting of the Management and Administrative 401(k) Plan, the Ground Employee 401(k) Plan, the Flight Attendant 401(k) Plan, and the Mileage Plus Inc. Investment Plus Plan (for the Blended Income Fund). Although assets of the plans are commingled in the Trust, the Trustee maintains separate records for each of the plans.

(In thousands of dollars)	December 31, 2002		December 31, 2001
	Amount	Percent	Amount	Percent

Ground Employee 401(k) Plan	$ 891,142	37.67%	$ 1,073,166	37.74%
Management and Administrative
401(k) Plan	593,795	25.10%	739,118	25.99%
Flight Attendant 401(k) Plan	879,372	37.18%	1,030,166	36.22%
Mileage Plus, Inc.
Investment Plus Plan	1,174	0.05%	1,321	0.05%

Total	$ 2,365,483	100.00%	$ 2,843,771	100.00%

  Investments of the Trust are as follows:
	December 31	December 31
(In thousands)	2002	2001

Magellan Fund	$ 178,736	$ 242,847
Equity-Income Fund	84,213	96,610
Growth Company Fund	369,173	613,883
Government Income Fund	52,328	27,170
OTC Portfolio	104,714	147,040
Overseas Fund	80,237	102,542
Balanced Fund	161,420	181,960
Asset Manager	31,291	39,714
Asset Manager: Growth	42,178	51,822
Asset Manager: Income	9,019	8,145
Retirement Money Market Portfolio	104,590	95,334
U.S. Bond Index Fund	56,056	34,991
U.S. EQ Index Commingled Pool	312,790	446,872
Stated Return Fund	133,190	132,564
Blended Income Fund	574,633	515,749
UAL Stock Fund	15,470	56,327
Participant Loan Fund	55,445	50,201

Total investments	$ 2,364,483	$2,843,771
Trust investment loss for the year ended December 31, 2002 is as follows (in thousands):
Fidelity Mutual Funds:
Magellan Fund	$ (59,300)
Equity- Income Fund	(19,918)
Growth Company Fund	(201,425)
Government Income Fund	1,596
OTC Portfolio	(34,082)
Overseas Fund	(20,744)
Balanced Fund	(20,957)
Asset Manager	(3,883)
Asset Manager: Growth	(8,490)
Asset Manager: Income	(391)
U.S. Bond Index Fund	1,696
U.S. EQ Index Commingled Pool	(96,582)
UAL Stock Fund	(64,984)

Net appreciation (depreciation)	$ (527,464)

Dividends	16,927
Interest	114,657

Trust investment loss	$ (395,880)

       4.  RELATED-PARTY TRANSACTIONS

  Certain trust investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

  As noted in Note 1, the Plan invested in UAL Corporation common stock during the year ended December 31, 2002.

       5.   PLAN TERMINATION
  Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. If the Plan is terminated, all amounts credited to a participant's account at the time of termination shall be retained in the Trust and will be distributed in accordance with the normal distribution rules of the Plan.
        6.  FEDERAL INCOME TAX STATUS The Internal Revenue Service has determined and informed the Company by letter dated August 23, 1996, that the Plan and related trust were designed in accordance with applicable regulations of the Internal Revenue Code. The Plan has been amended, restated, and submitted to the IRS on February 28, 2002 for a determination letter. The Plan administrator and the Plan's counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

        7.  SUBSEQUENT EVENTS

Effective January 6, 2003, a participant can make a supplemental election to contribute between 1% and 90% of their net pay. Participants age 50 or older at any time during the plan year, can make additional pre-tax catch-up contributions to the Plan. This catch-up contribution is available only to the extent the participant has contributed the maximum amount of 401(k) contributions permitted under the Plan and the participant has not exceeded the annual catch-up contribution limit. For calendar year 2003, the maximum catch-up amount is $2,000. This amount is scheduled to increase $1,000 each year until 2006 when it will be $5,000. Thereafter, it will be subject to cost of living increases (in $500 increments) as announced by the IRS.

Effective February 1, 2003, the UAL Stock Fund was eliminated as an investment option to participants.

 Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the United Air Lines, Inc. Pension and Welfare Plans Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Airlines
Flight Attendant 401(k) Plan

By: /s/ Frederic F. Brace

Frederic F. Brace
Member, United Air
Lines, Inc. Pension
and Welfare Plans
Administration Committee
Dated June 30, 2003

Exhibit Index

Exhibit No.	Description

23	Consent of Independent Auditors
23.1	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
99.1	Certification Pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002)